Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

BEIJING, China—March 5, 2019—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•          Both net revenues and non-GAAP net revenues increased 14% year-over-year to $573.0 million and $570.4 million, respectively.

•          Advertising revenues increased 14% year-over-year to $484.3 million.

•          Non-advertising revenues increased 12% year-over-year to $88.7 million. Non-GAAP non-advertising revenues increased 13% year-over-year to $86.1 million.

•          Net income attributable to SINA was $16.4 million, or $0.22 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $57.7 million, or $0.80 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

•          Weibo’s monthly active users (“MAUs”) were 462 million in December 2018, a net addition of approximately 70 million users on a year-over-year basis. Weibo’s mobile MAUs represented 93% of Weibo’s MAUs.

•          Weibo’s average daily active users (“DAUs”) were 200 million in December 2018, a net addition of approximately 28 million users on a year-over-year basis.

Fiscal Year 2018 Highlights

•          Both net revenues and non-GAAP net revenues increased 33% year-over-year to $2.11 billion and $2.10 billion, respectively.

•          Advertising revenues increased 36% year-over-year to $1.79 billion.

•          Non-advertising revenues increased 17% year-over-year to $319.0 million. Non-GAAP non-advertising revenues increased 18% year-over-year to $308.6 million.

•          Net income attributable to SINA was $125.6 million, or $1.70 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $227.1 million, or $3.07 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

Fourth Quarter 2018 Financial Results

For the fourth quarter of 2018, SINA reported net revenues of $573.0 million, an increase of 14% compared to $503.7 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2018 were $570.4 million, an increase of 14% compared to $501.1 million for the same period last year.

Advertising revenues for the fourth quarter of 2018 were $484.3 million, an increase of 14% compared to $424.8 million for the same period last year, primarily driven by an increase of $84.7 million, or 25% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the fourth quarter of 2018 were $88.7 million, an increase of 12% compared to $79.0 million for the same period last year. Non-GAAP non-advertising revenues for the fourth quarter of 2018 were $86.1 million, an increase of 13% compared to $76.4 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to the newly acquired live broadcasting business by Weibo in the fourth quarter of 2018.

Gross margin for the fourth quarter of 2018 was 79%, compared to 75% for the same period last year. Advertising gross margin for the fourth quarter of 2018 was 82%, compared to 76% for the same period last year. The increase in advertising gross margin was due to our revenue reporting changed from gross basis to net basis under the new revenue guidance adopted. Non-advertising gross margin for the fourth quarter of 2018 was 57%, down from 66% for the same period last year, mainly resulted from the relatively lower margin of the acquired live broadcasting business of Weibo.

Operating expenses for the fourth quarter of 2018 totaled $319.9 million, compared to $248.4 million for the same period last year. The increase primarily resulted from the inclusion of marketing expense related to barter transactions recorded under the new revenue guidance as illustrated below as well as goodwill and acquired intangibles impairment charge for non-core business line. Non-GAAP operating expenses for the fourth quarter of 2018 totaled $288.6 million, compared to $226.8 million for the same period last year.

Income from operations for the fourth quarter of 2018 was $130.1 million, compared to $128.7 million for the same period last year. Operating margin was 23%, down from 26% for the same period last year. Non-GAAP income from operations for the fourth quarter of 2018 was $159.6 million, compared to $149.8 million for the same period last year. Non-GAAP operating margin was 28%, slightly down from 30% for the same period last year.

Non-operating loss for the fourth quarter of 2018 was $12.6 million, compared to a non-operating income of $7.7 million for the same period last year. Non-operating loss for the fourth quarter of 2018 included (i) a $23.0 million net loss on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; (ii) a $15.1 million net interest and other income; and (iii) a $4.7 million net loss from equity-method investments, which is reported one quarter in arrears. Non-operating income for the fourth quarter of 2017 composed of an $11.2 million net interest and other income and a $2.8 million loss pick-up from equity-method investments, which is reported one quarter in arrears.

Income tax expenses for the fourth quarter of 2018 were $14.3 million, compared to $17.2 million for the same period last year.

Net income attributable to SINA’s ordinary shareholders for the fourth quarter of 2018 was $16.4 million, compared to $45.4 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2018 was $0.22, compared to $0.60 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the fourth quarter of 2018 was $57.7 million, compared to $60.0 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2018 was $0.80, compared to $0.79 for the same period last year.

As of December 31, 2018, SINA’s cash, cash equivalents and short-term investments totaled $2.3 billion, compared to $3.4 billion as of December 31, 2017. The decrease of SINA’s cash, cash equivalents and short-term investments mainly resulted from continued investment activities, the execution of the Company’s share repurchase program and repayment of SINA’s convertible senior notes. For the fourth quarter of 2018, net cash provided by operating activities was $138.9 million, capital expenditures totaled $17.1 million, and depreciation and amortization expenses amounted to $11.9 million.

Fiscal Year 2018 Financial Results

For fiscal year 2018, SINA reported net revenues of $2.11 billion, an increase of 33% compared to $1.58 billion in 2017. Non-GAAP net revenues for 2018 were $2.10 billion, an increase of 33% compared to $1.57 billion in 2017.

Advertising revenues in 2018 were $1.79 billion, an increase of 36% compared to $1.31 billion in 2017, primarily driven by an increase of $502.4 million, or 50% growth in Weibo advertising and marketing revenues.

Non-advertising revenues in 2018 were $319.0 million, an increase of 17% compared to $272.0 million in 2017. Non-GAAP non-advertising revenues in 2018 were $308.6 million, an increase of 18% compared to $261.6 million in 2017, benefiting from increased Weibo membership fees and incremental revenue contributed from the live broadcasting business of Weibo.

Gross margin in 2018 was 79%, compared to 74% in 2017. Advertising gross margin in 2018 was 81%, compared to 75% in 2017. The increase in advertising gross margin mainly resulted from our revenue reporting changed from gross basis to net basis under the new accounting standard adopted. Non-advertising gross margin in 2018 was 65%, slightly down from 67% in 2017.

Operating expenses in 2018 totaled $1.19 billion, compared to $781.2 million in 2017. Apart from the inclusion of marketing expense related to barter transactions recorded under the new revenue guidance as illustrated below, the increase in operating expenses was also attributable to the increase in sales and marketing expenses for Weibo’s user acquisition and the increase in personnel related expenses. Non-GAAP operating expenses in 2018 totaled $1.07 billion, compared to $694.6 million in 2017.

Income from operations in 2018 was $467.0 million, compared to $388.6 million in 2017. Operating margin was 22%, down from 25% in 2017. Non-GAAP income from operations in 2018 was $581.5 million, compared to $474.0 million in 2017. Non-GAAP operating margin was 28%, slightly down from 30% in 2017.

Non-operating income in 2018 was $88.5 million, compared to $35.7 million in 2017. Non-operating income in 2018 included (i) a $69.4 million net interest and other income; (ii) an $18.0 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; and (iii) a $1.1 million net income from equity-method investments, which is reported one quarter in arrears. Non-operating income in 2017 mainly included (i) a $42.7 million net interest and other income; (ii) a $16.1 million net loss from equity-method investments, which is reported one quarter in arrears; and (iii) a $9.0 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure.

Income tax expenses in 2018 were $129.1 million, compared to $74.7 million in 2017. The increase was primarily due to higher profits generated in 2018 and the deferred tax provision recognized in respect of the fair value changes of investments. Non-GAAP income tax expenses in 2018 were $91.0 million, compared to $73.9 million in 2017.

Net income attributable to SINA’s ordinary shareholders in 2018 was $125.6 million, compared to $156.6 million in 2017. Diluted net income per share attributable to SINA’s ordinary shareholders in 2018 was $1.70, compared to $2.09 in 2017. Non-GAAP net income attributable to SINA’s ordinary shareholders in 2018 was $227.1 million, compared to $207.9 million in 2017. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders in 2018 was $3.07, compared to $2.77 in 2017.

For the fiscal year of 2018, net cash provided by operating activities was $311.0 million, capital expenditures totaled $262.2 million, and depreciation and amortization expenses amounted to $41.2 million.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported under Topic 605 (‘Old Basis’) , which is the Company’s historic accounting method.

The Company’s current period reported results which reflected the impact from the adoption of the new revenue guidance are as follows:

	Three months ended December 31, 2018
	Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)
Net revenues	556,519	(31,196)	47,691	573,014
- Portal	99,497	(5,463)	643	94,677
- Weibo	460,772	(25,945)	47,048	481,875
Cost of revenues	154,241	(31,196)	—	123,045
Operating expenses	276,081	—	43,834	319,915
- Sales and marketing	147,374	—	43,834	191,208
Income from operations	126,197	—	3,857	130,054
Gross margin	72.3%			78.5%
Operating margin	22.7%			22.7%

	Year ended December 31, 2018
	Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)
Net revenues	2,113,954	(118,006)	112,379	2,108,327
- Portal	422,835	(23,243)	2,035	401,627
- Weibo	1,703,644	(95,470)	110,344	1,718,518
Cost of revenues	570,046	(118,006)	—	452,040
Operating expenses	1,076,520	—	112,813	1,189,333
- Sales and marketing	587,149	—	112,813	699,962
Income from operations	467,388	—	(434)	466,954
Gross margin	73.0%			78.6%
Operating margin	22.1%			22.1%

Business Outlook

For the fiscal year 2019, SINA estimates that its net revenues are between RMB16.5 billion and RMB17.5 billion, or US$2.44 billion and US$2.59 billion, assuming US dollar and RMB exchange rate of 6.75. It represents an annual growth rate of 18% to 25% on a constant currency basis. Such revenue forecast includes the recognition of $10.4 million in deferred license revenues related to the license granted to Leju. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, and income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. — 7:40 a.m. Eastern Time on March 5, 2019 (or 8:10 p.m. — 8:40 p.m. Beijing Time on March 5, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	4677406

A replay of the conference call will be available through morning Eastern Time March 13, 2019. The dial-in number is +61 2 9003 4211. The passcode for the replay is 4677406.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2017 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2018	2017	2018	2018	2017
Net revenues (1):
Advertising	$484,307	$424,756	$483,806	$1,789,285	$1,311,866
Non-advertising	88,707	78,982	73,395	319,042	272,018
	573,014	503,738	557,201	2,108,327	1,583,884
Cost of revenues (1)(2):
Advertising	85,048	99,858	92,407	341,153	325,494
Non-advertising	37,997	26,812	21,408	110,887	88,643
	123,045	126,670	113,815	452,040	414,137
Gross profit	449,969	377,068	443,386	1,656,287	1,169,747

Operating expenses:
Sales and marketing (1)(2)	191,208	143,020	185,478	699,962	408,856
Product development (2)	85,383	78,977	91,545	345,942	267,392
General and administrative (2)	30,633	26,421	28,377	120,184	104,923
Goodwill and acquired intangibles impairment	12,691	—	10,554	23,245	—
	319,915	248,418	315,954	1,189,333	781,171
Income from operations	130,054	128,650	127,432	466,954	388,576

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(4,731)	(2,843)	10,150	1,120	(16,070)
Gain (Loss) on sale of investments, fair value changes and impairment on investments, net (3)	(22,960)	(740)	50,111	17,981	9,037
Interest and other income, net	15,090	11,244	17,051	69,355	42,696
	(12,601)	7,661	77,312	88,456	35,663

Income before income taxes	117,453	136,311	204,744	555,410	424,239
Income tax expense	(14,347)	(17,160)	(68,129)	(129,084)	(74,676)

Net income	103,106	119,151	136,615	426,326	349,563
Less: Net income attributable to non-controlling interests	86,729	73,787	91,176	300,764	192,994

Net income attributable to SINA’s ordinary shareholders	$16,377	$45,364	$45,439	$125,562	$156,569

Basic net income per share	$0.24	$0.63	$0.66	$1.79	$2.20
Diluted net income per share (4)	$0.22	$0.60	$0.62	$1.70	$2.09

Shares used in computing basic net income per share	69,235	71,516	69,332	70,296	71,284

Shares used in computing diluted net income per share	69,666	74,213	71,322	72,375	73,931

(1)  On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method,which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that it now reports revenue net of value added tax and recognizes revenues and expenses at fair value for advertising barter transactions.

(2)  Stock-based compensation in each category:

Cost of revenues	$922	$2,145	$3,775	$10,128	$9,257
Sales and marketing	3,174	5,370	7,414	21,942	20,790
Product development	4,403	6,432	11,205	30,830	29,163
General and administrative	8,834	8,237	9,012	32,169	32,177

(3)  The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments other than those accounted for under the equity method, at fair value through earnings. For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. The Company recognized net loss of $20.3 million and net gain of $96.5 million from fair value changes in the investments for the three months and the year ended December 31, 2018, respectively.

(4)  Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1,545,800	$1,990,552
Short-term investments	799,534	1,381,991
Restricted cash	97,032	216,151
Accounts receivable, net	527,897	285,681
Prepaid expenses and other current assets	362,435	228,238
Subtotal	3,332,698	4,102,613

Property and equipment, net	262,846	262,676
Goodwill and intangible assets, net	319,575	104,207
Long-term investments (1)	1,889,843	1,288,816
Other assets	81,127	57,082
Total assets	$5,886,089	$5,815,394

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$172,562	$130,431
Amount due to customers	97,032	216,151
Accrued expenses and other current liabilities	540,807	446,779
Short-term bank loan	78,229	89,309
Convertible debt (2)	—	153,092
Deferred revenues	139,306	134,580
Income taxes payable	115,725	102,458
Subtotal	1,143,661	1,272,800

Convertible debt	884,123	879,983
Long-term deferred revenues	43,652	54,372
Other long-term liabilities	51,781	8,510
Total liabilities	2,123,217	2,215,665

Shareholders’ equity
SINA shareholders’ equity (1)	2,717,791	2,846,842
Non-controlling interests	1,045,081	752,887
Total shareholders’ equity	3,762,872	3,599,729

Total liabilities and shareholders’ equity	$5,886,089	$5,815,394

(1) The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments other than those investments accounted for under the equity method, at fair value through earnings.  For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. The cumulative impact arising from the adoption was a credit to retained earnings as of January 1, 2018 of $49.0 million.

(2) In December 2018, the Company repaid $153.1 million in aggregate principal amount of 1.00% coupon interest convertible senior notes on its maturity date.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2018	2017	2018	2018	2017

Net revenues
Portal:
Portal Advertising	$67,377	$95,319	$74,533	$290,215	$320,473
Other	27,300	33,842	26,707	111,412	122,535
Subtotal	94,677	129,161	101,240	401,627	443,008

Weibo:
Advertising and marketing	417,016	332,305	409,273	1,499,180	996,745
Weibo VAS	64,859	45,140	50,898	219,338	153,309
Subtotal	481,875	377,445	460,171	1,718,518	1,150,054

Elimination	(3,538)	(2,868)	(4,210)	(11,818)	(9,178)
	$573,014	$503,738	$557,201	$2,108,327	$1,583,884

Cost of revenues
Portal:
Portal Advertising	$29,180	$35,647	$30,501	$117,600	$121,278
Other	14,377	19,180	17,508	68,500	65,733
Subtotal	43,557	54,827	48,009	186,100	187,011

Weibo	82,940	72,005	70,016	277,648	231,255

Elimination	(3,452)	(162)	(4,210)	(11,708)	(4,129)
	$123,045	$126,670	$113,815	$452,040	$414,137

Gross margin
Portal	54%	58%	53%	54%	58%
Weibo	83%	81%	85%	84%	80%
	79%	75%	80%	79%	74%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2018				December 31, 2017				September 30, 2018
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$484,307			$484,307	$424,756			$424,756	$483,806			$483,806
Non-advertising revenues	88,707	(2,609	)(a)	86,098	78,982	(2,609	)(a)	76,373	73,395	(2,609	)(a)	70,786
Net revenues	$573,014	$(2,609)		$570,405	$503,738	$(2,609)		$501,129	$557,201	$(2,609)		$554,592

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		922	(b)			2,145	(b)			3,775	(b)
Gross profit	$449,969	$(1,687)		$448,282	$377,068	$(464)		$376,604	$443,386	$1,166		$444,552

		(16,411	)(b)							(27,631	)(b)
		(2,177	)(c)			(20,039	)(b)			(1,354	)(c)
		(12,691	)(d)			(1,535	)(c)			(10,554	)(d)
Operating expenses	$319,915	$(31,279)		$288,636	$248,418	$(21,574)		$226,844	$315,954	$(39,539)		$276,415

		(2,609	)(a)							(2,609	)(a)
		17,333	(b)			(2,609	)(a)			31,406	(b)
		2,177	(c)			22,184	(b)			1,354	(c)
		12,691	(d)			1,535	(c)			10,554	(d)
Income from operations	$130,054	$29,592		$159,646	$128,650	$21,110		$149,760	$127,432	$40,705		$168,137

		(2,609	)(a)							(2,609	)(a)
		17,333	(b)			(2,609	)(a)			31,406	(b)
		2,177	(c)			22,184	(b)			1,354	(c)
		12,691	(d)			1,535	(c)			10,554	(d)
		4,797	(e)			1,503	(e)			(6,879	)(e)
		22,960	(f)			740	(f)			(50,111	)(f)
		(14,929	)(g)			(9,197	)(g)			(2,845	)(g)
		1,035	(h)			690	(h)			1,035	(h)
		(2,138	)(i)			(253	)(i)			40,311	(i)
Net income attributable to SINA’s ordinary shareholders	$16,377	$41,317		$57,694	$45,364	$14,593		$59,957	$45,439	$22,216		$67,655

Diluted net income per share *	$0.22			$0.80	$0.60			$0.79	$0.62			$0.93

Shares used in computing diluted net income per share	69,666	960	(j)	70,626	74,213	—		74,213	71,322	—		71,322

Gross margin - advertising	82%	1%		83%	76%	1%		77%	81%	1%		82%
Gross margin - non-advertising	57%	-1%		56%	66%	-1%		65%	71%	-1%		70%
Operating margin	23%	5%		28%	26%	4%		30%	23%	7%		30%

	Year ended
	December 31, 2018				December 31, 2017
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$1,789,285			$1,789,285	$1,311,866			$1,311,866
Non-advertising revenues	319,042	(10,436	)(a)	308,606	272,018	(10,436	)(a)	261,582
Net revenues	$2,108,327	$(10,436)		$2,097,891	$1,583,884	$(10,436)		$1,573,448

		(10,436	)(a)			(10,436	)(a)
		10,128	(b)			9,257	(b)
Gross profit	$1,656,287	$(308)		$1,655,979	$1,169,747	$(1,179)		$1,168,568

		(84,941	)(b)
		(6,689	)(c)			(82,130	)(b)
		(23,245	)(d)			(4,455	)(c)
Operating expenses	$1,189,333	$(114,875)		$1,074,458	$781,171	$(86,585)		$694,586

		(10,436	)(a)
		95,069	(b)			(10,436	)(a)
		6,689	(c)			91,387	(b)
		23,245	(d)			4,455	(c)
Income from operations	$466,954	$114,567		$581,521	$388,576	$85,406		$473,982

		(10,436	)(a)
		95,069	(b)			(10,436	)(a)
		6,689	(c)			91,387	(b)
		23,245	(d)			4,455	(c)
		(2,493	)(e)			3,276	(e)
		(17,981	)(f)			(9,037	)(f)
		(34,806	)(g)			(29,827	)(g)
		4,140	(h)			690	(h)
		38,109	(i)			785	(i)
Net income attributable to SINA’s ordinary shareholders	$125,562	$101,536		$227,098	$156,569	$51,293		$207,862

Diluted net income per share *	$1.70			$3.07	$2.09			$2.77

Shares used in computing diluted net income per share	72,375	—		72,375	73,931	—		73,931

Gross margin - advertising	81%	—		81%	75%	1%		76%
Gross margin - non-advertising	65%	-1%		64%	67%	-1%		66%
Operating margin	22%	6%		28%	25%	5%		30%

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude goodwill and acquired intangibles impairment
(e)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(f)	To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.
(g)	To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To exclude the amortization of convertible debt issuance cost.
(i)	To exclude the provision (benefit) for income tax related to item (c), (d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**
(j)	To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.
**

The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	December 31, 2018			December 31, 2017			September 30, 2018
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
To exclude stock-based compensation		$350			$881			$674
To exclude amortization of intangible assets resulting from business acquisitions		1,062			1,177			1,079
To exclude loss on disposal and impairment on investments, net		—			848			1,245
To exclude (gain) loss resulting from the fair value changes in investments, net		4,062			(1,426)			(9,187)
To exclude tax impacts related to amortization of intangible assets		(248)			(178)			(263)
Earning (Loss) from equity method investments, net	$(5,160)	$5,226	$66	$(2,642)	$1,302	$(1,340)	$9,723	$(6,452)	$3,271
Share of amortization of equity investments’ intangibles not on their books	367	(367)	—	(253)	253	—	364	(364)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	62	(62)	—	52	(52)	—	63	(63)	—
	$(4,731)	$4,797	$66	$(2,843)	$1,503	$(1,340)	$10,150	$(6,879)	$3,271

	Year ended
	December 31, 2018			December 31, 2017
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results
To exclude stock-based compensation		$2,441			$3,759
To exclude amortization of intangible assets resulting from business acquisitions		4,379			3,441
To exclude (gain) loss on disposal and impairment on investments, net		2,989			(465)
To exclude gain resulting from the fair value changes in investments, net		(9,777)			(3,769)
To exclude tax impacts related to amortization of intangible assets		(942)			(508)
Loss from equity method investments, net	$(463)	$(910)	$(1,373)	$(15,252)	$2,458	$(12,794)
Share of amortization of equity investments’ intangibles not on their books	1,306	(1,306)	—	(1,031)	1,031	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	277	(277)	—	213	(213)	—
	$1,120	$(2,493)	$(1,373)	$(16,070)	$3,276	$(12,794)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.